UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                  ------------

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check One):

[ ] Form 10-K    [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q    [ ] Form N-SAR
and Form 10-KSB                                  and Form 10-QSB

For Period Ended: September 30, 1997

[  ] Transition Report on Form 10-K                              SEC FILE NUMBER
[  ] Transition Report on Form 20-F                                      0-17454
                                                                         -------
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q                                 CUSIP NUMBER
[  ] Transition Report on Form N-SAR                                 670155 10 0
                                                                     -----------

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

                                NOXSO Corporation
                             Full Name of Registrant


                           (Former Name if Applicable)


                                 2414 Lytle Road
           Address of Principal Executive Offices (Street and Number)

                              Bethel Park, PA 15102
                           (City, State and Zip Code)


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Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;

[X] or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10Q-SB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

As a result of the Company's adjudication as a bankrupt on June 4, 1997, reductions in the number of management and staff personnel and the demands placed on such personnel from the bankruptcy proceedings and management's efforts to develop and implement a plan to emerge from bankruptcy, the Company has been unable to complete its financial statements and is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 1997 within the prescribed time period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Edwin J. Kilpela               412                        854-1200
         (Name)                      (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the


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     preceding  12 months or for such  shorter  period that the  registrant  was required to file such report(s) been filed? If answer is no, identify report(s).

                           [x] Yes          [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           [x] Yes          [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is anticipated that the Company's results of operations for the period ended September 30, 1997 as compared to the period ended September 30, 1996 will be adversely affected as the result of the restatement of the Company's financial statements because of its bankruptcy. The Company is cannot presently quantify the impact of such restatement.

                                NOXSO CORPORATION
                (Name of Registrant as Specified in its Charter)

has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                                              By   /s/ Edwin J. Kilpela
                                                   ----------------------------
                                                   Edwin J. Kilpela, President

Date: November 17, 1997

INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign n behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).